Convergex Execution Solutions LLC

Statement of Financial Condition

December 31, 2015

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 48,879,128 |
| Cash and securities segregated in compliance with federal regulations and other restricted deposits | 43,911,572 |
| Deposits with clearing organizations | 84,895,005 |
| Receivables from brokers, dealers and clearing organizations, net of allowance of $193,144 | 235,726,951 |
| Receivables from customers, net of allowance of $1,671,206 | 52,348,272 |
| Fixed assets, at cost, net of accumulated depreciation and amortization of $53,138,406 | 24,601,853 |
| Other assets | 7,985,362 |
| Total assets | $ 498,348,143 |

**Liabilities and member's equity**

| | |
|---|---:|
| Liabilities: | |
| Due to banks | $ 534,836 |
| Payables to brokers, dealers, and clearing organizations | 238,584,051 |
| Payables to customers | 29,420,541 |
| Loan payable to affiliate | 21,550,000 |
| Accrued compensation and other liabilities | 61,465,162 |
| | 351,554,590 |
| Subordinated liabilities | 15,000,000 |
| Total liabilities | 366,554,590 |
| | |
| Member's equity | 131,793,553 |
| | |
| Total liabilities and member's equity | $ 498,348,143 |

*The accompanying notes are an integral part of these financial statements.*